08 June 2009

Ladbrokes PLC

NON-EXECUTIVE DIRECTORS – CHANGES OF RESPONSIBILITIES

Ladbrokes plc today announces the appointment of Henry Staunton as Chairman of the audit committee. A non-executive director and member of the audit committee since September 2006, Henry, a chartered accountant, was the Finance Director at ITV plc from 2003 to 2006 and at Granada Group plc from 1993 to 2003.

Nicholas Jones, a non-executive director since July 2002 and Chairman of the audit committee since May 2003, will continue as a member of the audit committee and assume the role of Deputy Chairman of the board. He remains the Senior Independent Director.

These changes take place with immediate effect.

Enquiries:

Ciaran O'Brien Head of PR 0208 515 5104

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	41	20	3,226
JOHN O'REILLY	41	20	3,226
BRIAN WALLACE	41	21	865
RICHARD AMES	41	20	1,271
PDMRs			
MIKE O'KANE	41	20	3,226
MICHAEL NOBLE	41	20	3,226
BRYAN TAKER	41	20	1,109

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 JULY 2009 AT 183.50 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

DIRECTOR / PDMR SHAREHOLDING

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR B G WALLACE (A DIRECTOR OF THE COMPANY) AND MR M J NOBLE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY) UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ("1983 SCHEME"):

	NO. SHARES OVER WHICH OPTION GRANTED	EXPECTED MATURITY DATE
B G WALLACE	5,977	1 AUGUST 2012
M J NOBLE	3,586	1 AUGUST 2012

THE OPTIONS WERE GRANTED ON 22 JUNE 2009 AT A PRICE OF 153.08P PER SHARE.

FOLLOWING THIS TRANSACTION, MR NOBLE AND MR WALLACE HOLD OPTIONS TO PURCHASE A TOTAL OF 6,769 AND 5,977 SHARES RESPECTIVELY UNDER THE 1983 SCHEME.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 JUNE 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 633,030,802 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,270,234. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	41	20	3,226
JOHN O'REILLY	41	20	3,226
BRIAN WALLACE	41	21	865
RICHARD AMES	41	20	1,271
PDMRs			
MIKE O'KANE	41	20	3,226
MICHAEL NOBLE	41	20	3,226
BRYAN TAKER	41	20	1,109

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 JULY 2009 AT 183.50 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

LADBROKES PLC
Notification of Interim Results

Ladbrokes PLC will announce its Interim Results for the half year ended 30 June 2009 on Thursday 6 August 2009.

An analyst presentation will take place at 9.00am at the Deutsche Bank Auditorium, Winchester House, London Wall, EC2N 2DB

The presentation shall be webcast live and there will also be a conference call to dial into. The "on demand" webcast will be available later in the day.

In order to smooth the signing-in process should you wish to attend please send an email to kate.postans@ladbrokes.co.uk

Enquiries:
Kate Postans (nee Elliott) Head of Investor Relations +44 208 515 5730

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 JULY 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 633,041,897 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,281,329. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

LADBROKES GROUP FINANCE PLC

2008 ANNUAL REPORT AND ACCOUNTS

COPIES OF THE ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2008 HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY AND WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	40	20	3,352
JOHN O'REILLY	40	20	3,352
BRIAN WALLACE	40	20	991
RICHARD AMES	40	20	1,397
PDMRs			
MIKE O'KANE	40	20	3,352
MICHAEL NOBLE	40	20	3,352
BRYAN TAKER	40	20	1,234

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 SEPTEMBER 2009 AT 187.30 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 AUGUST 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 633,055,531 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,294,963. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C. Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Vidacos Nominees Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	1 September 2009
6. Date on which issuer notified:	3 September 2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	Below 3%	Below 3%	18,262,155		18,262,155		3.03%
Ricky Sandler							
Ordinary Shares GB00B0ZSH635	Below 3%	Below 3%	18,265,355		18,265,355		3.03%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Eminence Capital, LLC	
18,262,155	3.03%
Ricky C. Sandler	
18,265,355	3.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C. Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	40	20	3,352
JOHN O'REILLY	40	20	3,352
BRIAN WALLACE	40	20	991
RICHARD AMES	40	20	1,397
PDMRs			
MIKE O'KANE	40	20	3,352
MICHAEL NOBLE	40	20	3,352
BRYAN TAKER	40	20	1,234

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 SEPTEMBER 2009 AT 187.30 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 SEPTEMBER 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 633,065,271 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,304,703. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	40	20	3,412
JOHN O'REILLY	40	20	3,412
BRIAN WALLACE	40	20	1,051
RICHARD AMES	40	20	1,457
PDMRs			
MIKE O'KANE	40	20	3,412
MICHAEL NOBLE	40	20	3,412

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 OCTOBER 2009 AT 185.90 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

RNS Number : 4336A
Ladbrokes plc
08 October 2009

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE PUBLICATION, DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

8 October 2009

Press Release

Ladbrokes PLC

PROPOSED 1 FOR 2 RIGHTS ISSUE TO RAISE NET PROCEEDS OF APPROXIMATELY £275 MILLION

The Board announces today that the Group is proposing to raise approximately £275 million (net of expenses) by way of a fully underwritten Rights Issue of 300,658,239 New Ordinary Shares at 95 pence per share on the basis of one New Ordinary Share for every two Existing Ordinary Shares. The New Ordinary Shares represent approximately 50 per cent. of the existing issued share capital and 33 per cent. of the enlarged issued share capital immediately following completion of the Rights Issue.

The Rights Issue will:

- rebase the capital structure to an appropriate level, recognising the state of the current financing markets, broader economic weakness and the current profitability and cash generation profile of the Group;
- place Ladbrokes in a stronger position to refinance its remaining debt at the appropriate time; and
- reduce net debt as at 30 June 2009 from £962 million to pro forma net debt of £687 million, implying a net debt to EBITDA ratio for the 12 months to 30 June 2009 (excluding High Rollers) of 2.6 times.

Chris Bell, Chief Executive, commented:

"Ladbrokes continues to be a profitable and cash generative business with strong positions in markets that remain attractive. We have been pro-actively managing our balance sheet and liquidity for some time and we believe it is now prudent to strengthen our financial position and to put in place a more appropriate capital structure.

Against a weak economic environment and a recent period of lower gross win margins, we have already announced decisive cost actions which together with further savings recently identified will leave Ladbrokes well positioned when the upturn comes. Whilst we have decided not to pay a final dividend in 2009 we intend to re-instate dividend payments at the interim results next year".

The Rights Issue

The Company is proposing to raise approximately £275 million, (net of expenses), by way of a Rights Issue of 300,658,239 New Ordinary Shares. The New Ordinary Shares will be offered by way of rights at an Issue Price of 95 pence per New Ordinary Share, payable in full on acceptance, to Qualifying Shareholders (other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the United States or any Excluded Territory) on the basis of one New Ordinary Share for every two Existing Ordinary Shares held on the Record Date.

The Issue Price reflects a discount of 48 per cent. to the closing middle market price of 181.2 per Ordinary Share on 7 October 2009, being the latest practicable date prior to the announcement of the Rights Issue. The New Ordinary Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Ordinary Shares including the right to all future dividends and other distributions declared, made or paid.

The completion of the Rights Issue will result in 300,658,239 New Ordinary Shares being issued, representing approximately 50 per cent. of the existing issued ordinary share capital of the Company as at 7 October 2009, being the latest practicable date prior to the announcement of the Rights Issue. Qualifying Shareholders who take up their *pro rata* entitlement in full will suffer no dilution in their interests in the Company.

The Rights Issue is fully underwritten and is conditional, *inter alia,* upon Admission becoming effective and the Underwriting Agreement becoming unconditional in all respects (save for the conditions relating to Admission) and not having been terminated in accordance with its terms prior to Admission.

The Board, which has received advice from Greenhill, considers the

Rights Issue to be in the best interests of the Company and its Shareholders. In providing advice to the Board, Greenhill has relied on the Board's commercial assessment of the Rights Issue.

Directors' intentions

Each of the Directors intends to take up in full his or her rights to subscribe for New Ordinary Shares under the Rights Issue in respect of his or her direct registered holdings.

Update on current trading

At the interim results for the half year ended 30 June 2009, the Group reported that trading had been adversely impacted by a deterioration in staking levels. Since that time, although staking levels have been broadly in line with August expectations (albeit lower than 2008 levels), profitability has continued to weaken largely as a result of lower gross win margins.

Group net revenue[(1)] (excluding High Rollers) from 1 July to 30 September 2009 was down 15 per cent. in comparison with the corresponding period in 2008.

The gross win margin was lower than in the corresponding period in 2008 mainly reflecting adverse horseracing margins and an exceptionally low football margin. In the first 66 English Premier League games there have only been four draws (ie. 6 per cent.) versus the five-year season average of 25 per cent. of drawn matches.

As a result of these factors Group operating profit[(2)] fell 58 per cent. to £22.4 million (2008: £52.8 million). Losses from High Rollers were £2.8 million, taking the year to date profit figure for High Rollers to £55.6 million.

Further detail on current trading can be found below.

Dividend Policy

Ladbrokes remains a highly cash generative business. Although the Board will not be recommending payment of a 2009 final dividend, with an appropriate capital structure in place following the Rights Issue, the Board intends to resume a progressive dividend policy, from the 2010 interim dividend onwards, with a target dividend cover of approximately 2.0 times underlying earnings excluding High Rollers thus ensuring that Shareholders continue to benefit from the strong cash flows of the Group.

This summary should be read in conjunction with the full text of this

announcement.

1. *Continuing operations*
2. *Profit before tax, finance costs and non-trading items for continuing operations excluding High Rollers (discontinued operations comprise Italy retail and Paddington Casino.)*

Capitalised terms used in this announcement have the same meaning as defined in the Appendix to this announcement.

A conference call for analysts and institutional investors will be hosted by Chris Bell, the Company's Group Chief Executive, today at 9.15am BST. The presentation and an audio cast (password below) will be available at: http://investors.Ladbrokesplc.com/prospectus.

The details of the conference call are as follows:

Time:	9.15am BST
Dial in number:	+44 203 003 2666
Conference ID number:	"Ladbrokes"
Audio cast password:	965642

UBS Investment Bank, Deutsche Bank and Greenhill are acting as Joint Financial Advisers to Ladbrokes. UBS Investment Bank and Deutsche Bank are acting as Joint Sponsors, Joint Bookrunners and Underwriters. Barclays Bank, Lloyds TSB Corporate Markets and RBS Hoare Govett are acting as Co-Lead Managers and Underwriters

For further information, please contact

Ladbrokes PLC Tel: +44 (0)20 7355 0340
Brian Wallace
Kate Postans
Ciaran O'Brian

UBS Investment Bank Tel: +44 (0)20 7567 8000
Tim Waddell
Bill Hutchings

Deutsche Bank Tel: +44 (0)20 7545 8000
Charles Wilkinson
Edward Sankey

****

Introduction

The Board announced today that the Group is proposing to raise approximately £275 million (net of expenses) by way of a fully underwritten Rights Issue of 300,658,239 New Ordinary Shares at 95 pence per share on the basis of one New Ordinary Share for every two Existing Ordinary Shares.

The Rights Issue will result in the issue of up to 300,658,239 New Ordinary Shares at a price of 95 pence per New Ordinary Share. This represents a 48 per cent. discount to the closing middle market price per ordinary share of 181.2 pence on 7 October 2009, the latest practicable date before the announcement of the Rights Issue and a discount of 38 per cent. to the theoretical ex-rights price on the same basis.

Background to and Reasons for the Rights Issue

Background

Ladbrokes is one of the UK's leading betting and gaming companies. The Group is strong, profitable and has a geographically broad spread estate of betting shops. It operates in many markets that remain attractive and has a track record of strong cash flow generation. Ladbrokes has a strong brand and a management team with significant experience in the gambling industry.

Against a backdrop of a financing market which has weakened over the past 18 months, the impact of the recessionary environment and, more recently, a period of lower gross win margins, the Board considers it has taken all appropriate steps to reduce the Group's debt levels to improve the Group's liquidity position.

Although there is no immediate need to refinance the Group's existing facilities, which are on attractive terms, there is a sufficient risk that the actions currently being taken will not be enough alone to reduce net debt to a level which the Board considers appropriate within the required timeframe.

Trading since Interim Results

At the interim results for the half year ended 30 June 2009, the Group reported that trading had been adversely impacted by a deterioration in staking levels. Since that time, although staking levels have been broadly in line with August expectations (albeit lower than 2008 levels), profitability has continued to weaken largely as a result of lower gross win margins.

Further details on current trading are set out below.

As a result of these factors, Group operating profit[(2)] for the three months from 1 July to 30 September 2009 has seen a £30.4 million decrease in comparison with the corresponding period in 2008 (from £52.8 million to £22.4 million). Although the Board would expect a return to a more normal margin over time there is a risk that business performance may continue to be impacted by weaker consumer spending.

Reasons for the Rights Issue

It has been apparent since early 2009 and following other re-financings that the banking market is unlikely to support future debt covenants in excess of 3.5 times net debt to EBITDA in the sector. This is materially lower than the Group's current net debt to EBITDA covenant which is set at 4.25 times and compares with the Group's reported ratio for the 12 months to 30 June 2009 of 2.7 times, including High Rollers (3.7 times, excluding High Rollers.)

Against this background, and mindful of the challenges presented by trading and broader economic conditions, the Board has continued over the last 18 months to take all the steps it considers appropriate to improve the Group's liquidity position and reduce debt organically without the need for a capital raising. These actions have included:

- negotiation during 2008 of £185 million of new bank facilities and the extension of £400 million of bank facilities from 2011 to 2013;
- identification of approximately £50 million of annualised savings;
- a £160 million cut in capital expenditure (including acquisitions) compared with 2008;
- the decision to stop investment in and sell the Group's Italian retail business; and
- a reduction in the 2009 interim dividend by 31.0 per cent. and the decision not to recommend payment of any 2009 final dividend.

Further detail on actions to reduce costs and debt are set below.

Although the Board believes that these steps have mitigated the impact of lower profits on cash generation, there is a sufficient risk that the actions currently being taken will not be enough alone to reduce net debt to a level which it considers to be appropriate within the required timeframe. In particular, the significant margin weakness

experienced over the last two months, combined with the accumulating effect of financing, covenant and trading risks and overall challenges in forecasting business performance, have led the Board to conclude that it is no longer prudent to pursue a strategy of purely organic debt reduction.

Following completion of the Rights Issue, net debt as at 30 June 2009 will reduce from £962 million to pro forma net debt of £687 million, implying a net debt to EBITDA ratio for the 12 months to 30 June 2009 (excluding High Rollers) of 2.6 times. This is consistent with the Board's new target to maintain the ratio of net debt to EBITDA below three times. In addition to reducing net debt to an appropriate level, the Rights Issue will place Ladbrokes in a stronger position to refinance its remaining debt at the appropriate time and to absorb the impact of any further economic weakness.

Current trading from 1 July to 30 September

Group net revenue[(1)] (excluding High Rollers) from 1 July to 30 September 2009 (the "relevant period") was down 15 per cent. in comparison with the corresponding period in 2008. The gross win margin was lower than in the corresponding period in 2008 mainly reflecting adverse horseracing margins and an exceptionally low football margin. In the first 66 English Premier League games there have only been four draws (ie. 6 per cent.) versus the five-year season average of 25 per cent. of drawn matches, which has had a negative impact on football margins.

Group operating profit[(2)] fell 58 per cent to £22.4 million (2008: £52.8 million). Losses from High Rollers were £2.8 million, taking the year to date profit figure for High Rollers to £55.6 million.

UK Retail

UK Retail total net revenue declined by 15 per cent.. A 3 per cent. decline in over-the-counter ("OTC") amount staked was better than management expected. However, the OTC gross win margin was 14.0 per cent. versus 17.5 per cent. in the corresponding period in 2008 and therefore over-the-counter gross win fell by 22 per cent. (OTC net revenue was also down 22 per cent.). Average weekly gross win per gaming machine was down 1.2 per cent. at £663. Total machine gross win fell 2 per cent. over the corresponding period in 2008. The new Cyberview/IGT operating platform which includes 20 new games remains on track for delivery in the fourth quarter of 2009.

Other European Retail

Overall gross win in Ireland fell by 13 per cent. in the relevant period

in comparison with the corresponding period in 2008. The introduction of OddsOn! to the Irish estate meant that overall net revenue in Ireland declined 16 per cent. due to higher free bets. The like-for-like OTC amount staked at constant currency was down 3 per cent., which was better than management had expected, although the disappointing margin also resulted in a like-for-¬like OTC constant currency gross win decline of 19 per cent. Given the enlarged estate, net revenue in Belgium has grown 15 per cent. for the relevant period in comparison with the corresponding period in 2008, while in Madrid the performance in the Group's Spanish operations continues to be ahead of management expectations.

eGaming

In eGaming net revenue was down 13 per cent. with the greatest decline of 31 per cent. seen in the Sportsbook business where the poor gross win margin of only 4.6 per cent. (2008: 7.5 per cent.) offset the 13 per cent. increase in amount staked. In casino, net revenue grew 5 per cent. for the relevant period; in poker, net revenue declined 21 per cent.; in games, net revenue declined 7 per cent.; and in bingo, net revenue grew 3 per cent.. Active players fell 2 per cent. for the relevant period with sign-ups falling by 8 per cent. Whilst Sportsbook player yields have been adversely impacted by the weaker gross win margin, gaming player yields are all showing year on year growth for the period (casino up 10 per cent., poker up 9 per cent., bingo up 19 per cent., games up 7 per cent.) reflecting the improved effectiveness of Ladbrokes' customer retention and value maximisation programmes.

Telephone

Excluding High Rollers, Telephone Betting net revenue has fallen 73 per cent. for the relevant period in comparison with the corresponding period in 2008. Losses from High Rollers during the relevant period were £2.8 million (2008: £9.0 million profit). High Rollers activity has been significant during the past two years but, as indicated in the past, future activity levels are unpredictable.

Material events, transaction and financial position

There were no other material events or transactions that impacted the Group's financial position during the relevant period.

Net debt at 30 September was £995 million up from £962 million at 30 June 2009. This position was impacted by the £31.6 million interest payments, during the quarter, mainly relating to the bonds.

Cost and debt reduction measures

At the interim results for the half year ended 30 June 2009 the Board announced the following cost and debt reduction measures:

- a reduction in the guidance for UK Retail cost growth for the full year from 4 per cent. growth to 1 per cent - a £14 million improvement on expectations. The largest area of savings has been delivered through cutting 1 million employee hours (a 5.9 per cent. reduction over 2008);
- the buyout of premium pay on Sundays and bank holidays which will produce annualised savings for UK Retail of £12 million effective from the fourth quarter 2010;
- a reduction in eGaming marketing costs in the second half of 2009 with a focus on CRM and maximising the yield from its increased number of players;
- the relocation of Ladbrokes' online Sportsbook to Gibraltar by the end of the year, which is expected to deliver approximately £7.5 million net benefit, and materially improve the operating margin and competitiveness of the eGaming business;
- the decision to sell the Italian retail business;
- a 31 per cent. reduction in the interim dividend, (with the decision for the final dividend to be taken at the time of the final results in February, taking into account all the circumstances at the time); and
- a reduction of full year capital expenditure to £53 million.

Since the interim results the Board has identified additional savings as follows:

- an immediate salary freeze has been implemented across the Group until January 2011.
- UK Retail cost guidance is being further reduced so that 2009 costs are now expected to be lower than those in 2008, delivering a further c.£5 million improvement against expectations;
- UK Retail OddsOn! free bets will fall by £7 million in 2010;
- in eGaming, management has identified £2.6 million of staffing and operational efficiencies deliverable in 2009, and a further £3.9 million in 2010;
- 2010 telephone costs will be reduced by £2.7 million through a restructuring of call handling resourcing;
- Group capital expenditure in 2010 is expected to be less than £50 million; and
- the decision not to recommend payment of the 2009 final

dividend.

Outlook and Prospects

The Board believes that Ladbrokes remains a profitable business with strong positions in multiple markets that remain attractive and is confident in its prospects both in the retail market and eGaming. Given the current challenging economic backdrop the Group is focused on maintaining tight cost control and capital management. The Board believes that it has taken significant and appropriate action to mitigate the effect of the downturn. The Rights Issue announced today will strengthen Ladbrokes' financial position and put in place a more conservative capital structure appropriate to the current profitability and cash generation profile of the Group whilst providing downside protection in the event of a deeper downturn in general economic conditions.

Principal Terms of the Rights Issue

The Company is proposing to raise approximately £275 million (net of expenses) by way of a Rights Issue of 300,658,239 New Ordinary Shares.

The New Ordinary Shares will be offered by way of rights at an Issue Price of 95 pence per New Ordinary Share, payable in full on acceptance, to all Qualifying Shareholders (subject to certain exceptions, as set out in paragraph 8 of Part III of the Prospectus, in respect of Qualifying Shareholders with a registered address in the United States or any Excluded Territory) on the basis of one New Ordinary Share for every two Existing Ordinary Shares held on the Record Date.

The Issue Price reflects a discount of 48 per cent. to the closing middle market price of 181.2 pence per Ordinary Share on 7 October 2009, being the latest practicable date prior to the announcement of the Rights Issue.

Entitlements to New Ordinary Shares will be rounded down to the nearest whole number and fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders but will be aggregated and sold in the market with the net proceeds accruing for the benefit of the Company.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares including the right to all future dividends and other distributions declared, made or paid.

Qualifying Shareholders who have a registered address outside the

United Kingdom and any person who is resident in or a citizen or national of any country outside the United Kingdom and any person (including, without limitation, nominees, custodians and trustees) who has a contractual or other legal obligation to forward this document or a Provisional Allotment Letter to a jurisdiction outside the United Kingdom are referred to paragraph 8 of Part III of the Prospectus.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares, nil paid, will commence (for normal settlement) on 9 October 2009.

The Rights Issue is fully underwritten and is conditional, *inter alia,* upon:

- the Company having applied to Euroclear for admission of the Nil Paid Rights and the Fully Paid Rights to CREST as participating securities and no notification having been received from Euroclear on or before Admission that such admission or facility for holding and settlement has been or is to be refused;
- the admission of the New Ordinary Shares, nil paid, to the Official List and to trading on the London Stock Exchange's main market for listed securities becoming effective by not later than 8.00 a.m. on 9 October 2009 (or such later time and/or date (not later than 16 October) as the Company and the Joint Bookrunners may agree); and
- the Underwriting Agreement becoming unconditional in all respects (save for the conditions relating to Admission) and not having been terminated in accordance with its terms prior to Admission.

The completion of the Rights Issue will result in 300,658,239 New Ordinary Shares being issued, representing approximately 50 per cent. of the existing issued ordinary share capital of the Company as at 7 October 2009, being the latest practicable date prior to the announcement of the Rights Issue. Qualifying Shareholders who take up their *pro rata* entitlement in full will suffer no dilution in their interests in the Company. If a Qualifying Shareholder does not take up any of his/her entitlement under the Rights Issue, his/her proportionate shareholding will be diluted by 33 per cent.

The Rights Issue will not be subject to Shareholder approval at a general meeting convened specifically in connection with the Rights Issue. Instead, the Company will be relying on existing shareholder approvals granted under sections 80 and 89 of the 1985 Act

pursuant to resolutions passed at the Company's 2009 Annual General Meeting held on 15 May 2009.

The full terms of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of rights not taken up, are set out in Part III of the Prospectus and, in the case of Qualifying non-CREST Shareholders, in the Provisional Allotment Letter.

Dividend

Ladbrokes remains a highly cash generative business. Although the Board will not be recommending payment of a 2009 final dividend, with an appropriate capital structure in place following the Rights Issue, the Board intends to resume a progressive dividend policy, from the 2010 interim dividend onwards, with a target dividend cover of approximately 2.0 times underlying earnings excluding High Rollers thus ensuring that Shareholders continue to benefit from the strong cash flows and successful growth of the Group.

Expected timetable of principal events

The expected timetable of principle Rights Issue events is set out below:

Record Date for entitlements under the Rights Issue for Qualifying CREST Shareholders and Qualifying Non-CREST Shareholders	6.00 pm, 7 October 2009
Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange	8.00 am , 9 October 2009
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters fully paid	3.00 pm, 23 October 2009
Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange	8.00 am, 26 October 2009

A more detailed summary will be available in the Prospectus and other shareholder documentation which is expected to be made available as set out below.

Documentation

The Rights Issue will be on the terms and subject to the conditions set out in the Prospectus, which is expected to be published today. The Prospectus will be available, free of charge, at the offices of the Company's registrar, Computershare, at Corporate Actions Projects, Bristol BS99 6AH during normal business hours and on the Company's website http://investors.Ladbrokesplc.com/prospectus. Qualifying non-CREST Shareholders who receive a Provisional Allotment Letter will also receive a Shareholder Guide in relation to the Rights Issue.

1. *Continuing operations*
2. *Profit before tax, finance costs and non-trading items for continuing operations excluding High Rollers (discontinued operations comprise Italy retail and Paddington Casino.)*

The defined terms set out in the Appendix apply in this announcement.

*This announcement has been issued by and is the sole responsibility of Ladbrokes Plc (the "**Company**").*

A copy of the Prospectus when published will be available on the Company's website at http://investors.Ladbrokesplc.com/prospectus and can be obtained on request from, the offices of the Company's registrar, Computershare, at Corporate Actions Projects, Bristol BS99 6AH during normal business hours. The Prospectus will give further details of the Nil Paid Rights, Fully Paid Rights and the New Ordinary Shares being offered pursuant to the Rights Issue.

This announcement is not a Prospectus but an advertisement and investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of the information contained in the Prospectus.

UBS Limited, Deutsche Bank AG, London Branch, Barclays Bank PLC, Lloyds TSB Bank Plc and RBS Hoare Govett Limited are each acting exclusively for the Company and for no-one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to any person other than the Company for providing the protections afforded to their respective clients or for advising any such person on the Rights Issue or any other matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the

Financial Services Authority. Details about the extent of Deutsche Bank AG's authorisation and regulation by the Financial Services Authority are available on request.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make an offer, and in those circumstances the announcement should be treated as sent for information only and should not be copied or redistributed.

The information contained in this announcement is not for publication, distribution or release to persons in the United States, Australia, Canada, Japan or the Republic of South Africa and should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations including but not limited to the United States, Australia, Canada, Japan or the Republic of South Africa.

This announcement does not constitute an offer for sale of securities of the Company in the United States, Australia, Canada, Japan or the Republic of South Africa. The Nil Paid Rights, Fully Paid Rights and the New Ordinary Shares have not been and will not be registered under the Securities Act, as amended, the laws of any state of the United States or the securities legislation of any province or territory of Australia, Canada, Japan or the Republic of South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States or into Australia, Canada, Japan or the Republic of South Africa except in compliance with applicable law. There will be no public offer in the United States, Australia, Canada, Japan or the Republic of South Africa. In addition, until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of Nil Paid Rights, Fully Paid Rights or New Ordinary Shares within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

The contents of Ladbrokes' website or any website directly or indirectly linked to Ladbrokes' website do not form part of this announcement and investors should not rely on it.

This announcement contains or incorporates by reference forward-

looking statements. The words "believe", "anticipate", "expect", "intend", "plan", "predict", "continue", "assume", "positioned", "may", "will", "should", "shall", "risk" and other similar expressions that are predictions of or indicate future events and future trends identify forward-looking statements. These forward-looking statements include all matters that are not historical facts. In particular, the statements regarding the Company's strategy, dividend policy and other future events or prospects are forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond the Company's control. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Recipients of this announcement are cautioned that forward-looking statements are not guarantees of future performance and that the Company's actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. The cautionary statements set out above should be considered in connection with any subsequent written or oral forward-looking statements that the Company, or persons acting on its behalf, may issue. These forward-looking statements reflect the Company's judgement at the date of this announcement and are not intended to give any assurances as to future results. Save as required by the Listing Rules, Disclosure Rules and Transparency Rules and/or the Prospectus Rules, the Company undertakes no obligation to update these forward-looking statements, and will not publicly release any revisions it may make to these forward-looking statements that may result from events or circumstances arising after the date of this announcement. The Company will comply with its obligations to publish updated information as required by law or by any regulatory authority but assumes no further obligation to publish additional information.

Appendix

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"1985 Act"	the Companies Act 1985, as amended;
"Admission"	the admission of the New Ordinary Shares (nil Official List and (ii) to trading on the London Sto main market for listed securities in accordance with the Listing Rules and the Admission a Standards;

"Admission and Disclosure Standards"	the requirements contained in the publication "/ Disclosure Standards" containing, *inter alia*, t requirements to be observed by companies seek to trading on the London Stock Exchange's m listed securities;
"Australia"	the Commonwealth of Australia, its te possessions;
"Board"	the board of Directors of the Company;
"Canada"	Canada, its provinces and territories and all jurisdiction and political subdivisions thereof;
"Co-Lead Managers"	Barclays Bank PLC, Lloyds TSB Corporate Mar Hoare Govett Limited;
"Company" or **"Ladbrokes"**	Ladbrokes plc;
"Computershare"	Computershare Investor Services PLC
"CREST"	the relevant system (as defined in the Uncertifica Regulations) for paperless settlement of share the holding of uncertificated form in respect of w is the operator (as defined in the Uncertifica Regulations);
"Deutsche Bank"	Deutsche Bank AG, London Branch;
"Directors"	the directors of the Company whose names are Prospectus (and "Director" means any one of the
"Disclosure Rules and Transparency Rules"	the rules made by the FSA under Part VI of FS the disclosure of information (as amended from t
"EBITDA"	earnings before interest payments, taxes, de amortisation
"Euroclear"	Euroclear UK & Ireland Limited, the operator of C
"Excluded Territories"	Canada, Australia, Japan or the Republic of Sou any other jurisdiction where the extension or av Rights Issue (and any other transaction contem and any activity carried out in connection the breach any applicable law, each an "Excluded T
"Existing Ordinary Shares"	the fully paid Ordinary Shares in issue at the Rec
"Ex-rights Date"	8.00 am on 9 October 2009, being the date Ordinary Shares begin to trade "ex-rights";
"FSMA"	the Financial Services and Markets Act 2000, from time to time;
"Fully Paid Rights"	rights to acquire New Ordinary Shares, fully paid
"Great Britain"	England, Scotland and Wales;
"Greenhill"	Greenhill & Co. International LLP;
"Group"	the Company and its subsidiaries from time to tir
"Ireland"	Northern Ireland and the Republic of Ireland;
"Issue Price"	95 pence per New Ordinary Share;
"Japan"	Japan, its territories and possessions and any a its jurisdictions;
"Joint Bookrunners"	UBS and Deutsche Bank;
"Joint Financial Advisers"	UBS, Deutsche Bank and Greenhill;
"Joint Sponsors"	UBS and Deutsche Bank;

"Listing Rules"	the listing rules made by the UK Listing Authority of FSMA (as amended from time to time);
"London Stock Exchange"	the London Stock Exchange plc;
"New Ordinary Shares"	300,658,239 New Ordinary Shares to be is Company pursuant to the Rights Issue;
"Nil Paid Rights"	New Ordinary Shares in nil paid form previou Qualifying Shareholders pursuant to the Rights I:
"Official List"	the Official List of the UK Listing Authority;
"Ordinary Shares"	the ordinary shares of 28⅓ pence each in the Company;
"Prospectus"	means the prospectus dated on or about th announcement, to be issued by the Company with the Rights Issue;
"Prospectus Rules"	the rules made by the FSA under Part VI of FS to offers of transferable securities to the public of transferable securities to trading on a regulate
"Provisional Allotment Letter"	the renounceable provisional allotment letter tc Qualifying non-CREST Shareholders by the respect of the Nil Paid Rights pursuant to the Ric
"Qualifying CREST Shareholders"	Qualifying Shareholders whose Ordinary Sh register of members of the Company at the clo on the Record Date are in uncertificated form;
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose Ordinary Sh register of members of the Company at close c the Record Date are in certificated form;
"Qualifying Shareholders"	holders of Ordinary Shares on the register of m Company at the close of business on the Record
"Record Date"	6.00 pm on 7 October 2009;
"Rights"	the Nil Paid Rights and the Fully Paid Rights;
"Rights Issue"	the proposed offer by way of rights of the Shares to Qualifying Shareholders at the Issue terms and subject to the conditions set out in and, in the case of Qualifying non-CREST Shar the Provisional Allotment Letter;
"Securities Act"	the United States Securities Act of 1933, as ame
"Shareholders"	holders of Ordinary Shares;
"UBS" or **"UBS Investment Bank"**	UBS Limited;
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 3755), as amended from time to time;
"Underwriters"	the Joint Bookrunners and the Co-Lead Manage
"Underwriting Agreement"	the agreement between Ladbrokes, UBS , De Barclays Bank PLC, Lloyds TSB Bank Plc an Govett Limited dated 8 October 2009, the prin which are summarised in ;and
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Norther
"United States" or **"US"**	the United States of America, its territories and any state of the United States of America and Columbia;
"UK Listing Authority"	the FSA in its capacity as the competent au

	purposes of Part VI of FSMA and in the e functions in respect of admission to the Official than in accordance with Part VI of FSMA; and
"£", "pence" or **"Sterling"**	the lawful currency of the United Kingdom.

Glossary

"eGaming"	the Group's online betting and gaming business;
"High Rollers"	customers of Ladbrokes' personalised High Roll Betting service for high net worth individuals;
"OTC"	over-the-counter;
"Other European Retail"	Ladbrokes' retail betting shop business in Irelanc Spain and Italy in the period prior to discontinu in Italy;
"Sportsbook"	bets accepted on sporting and other events;
"Telephone Betting"	comprises activities relating to bets taken on the
"UK Retail"	Ladbrokes' retail betting shop business in Gre Jersey. UK Retail does not include Ireland business which is included in the Ot Retail business.

END

RNS Number : 4337A
Ladbrokes plc
08 October 2009

8 October 2009

LADBROKES PLC
INTERIM MANAGEMENT STATEMENT

Ladbrokes plc announces the Interim Management Statement for the 3 months ended 30 September 2009 ("the period.")

Group net revenue(1) (excluding High Rollers) from 1 July to 30 September 2009 was down 15 per cent. in comparison with the corresponding period in 2008. The gross win margin was lower than in the corresponding period in 2008 mainly reflecting adverse horseracing margins and an exceptionally low football margin. In the first 66 English Premier League games there have only been four draws (ie. 6 per cent.) versus the five-year season average of 25 per cent. of drawn matches.

Group operating profit(2) fell 58 per cent to £22.4 million (2008: £52.8 million). Losses from High Rollers were £2.8 million, taking the year to date profit figure for High Rollers to £55.6 million.

Chris Bell, Chief Executive, commented:

"Against a weak economic environment and a recent period of lower gross win margins, we have already announced decisive cost actions which, together with further savings recently identified, will leave Ladbrokes well positioned when the upturn comes. Whilst we have decided not to pay a final dividend in 2009 we intend to re-instate dividend payments at the interim results next year."

In addition, an equity capital raising has been launched as set out in a separate announcement issued today.

UK RETAIL

UK Retail total net revenue declined by 15 per cent.

A 3 per cent. decline in OTC amount staked was better than management expected. However, the OTC gross win margin was 14.0 per cent. versus 17.5 per cent. in the corresponding period in 2008 and therefore OTC gross win fell by 22 per cent.

(OTC net revenue was also down 22 per cent.).

Average weekly gross win per gaming machine was down 1.2 per cent. at £663. Total machine gross win fell 2 per cent. over the corresponding period in 2008. The new Cyberview/IGT operating platform which includes 20 new games remains on track for delivery in the fourth quarter of 2009.

UK Retail cost guidance is being further reduced so that 2009 costs are now expected to be lower than those in 2008, delivering a further c.£5 million improvement against expectations. In addition, UK Retail OddsOn! free bets will fall by £7 million in 2010.

OTHER EUROPEAN RETAIL

Overall gross win in Ireland fell by 13 per cent. in the period in comparison with the corresponding period in 2008. The introduction of OddsOn! to the Irish estate meant that overall net revenue in Ireland declined 16 per cent. due to higher free bets. The like-for-like OTC amount staked at constant currency was down 3 per cent., which was better than management had expected, although the disappointing margin also resulted in a like-for-like OTC constant currency gross win decline of 19 per cent.

Given the enlarged estate net revenue in Belgium has grown 15 per cent. for the period in comparison with the corresponding period in 2008, while in Madrid the performance in the Group's Spanish operations continues to be ahead of management expectations.

EGAMING

In eGaming net revenue was down 13 per cent. with the greatest decline of 31 per cent. seen in the Sportsbook business where the poor gross win margin of only 4.6 per cent. (2008: 7.5 per cent.) offset the 13 per cent. increase in amount staked. In casino, net revenue grew 5 per cent. for the period; in poker, net revenue declined 21 per cent.; in games, net revenue declined 7 per cent.; and in bingo, net revenue grew 3 per cent. Active players fell 2 per cent. for the period with sign-ups falling by 8 per cent. Whilst Sportsbook player yields have been adversely impacted by the weaker gross win margin, gaming player yields are all showing year on year growth for the period (casino up 10 per cent., poker up 9 per cent., bingo up 19 per cent., games up 7 per cent.) reflecting the improved effectiveness of our customer retention and value maximisation programmes.

In eGaming, management has identified £2.6 million of staffing

and operational efficiencies deliverable in 2009, and a further £3.9 million in 2010.

TELEPHONE

Excluding High Rollers, Telephone Betting net revenue has fallen 73 per cent. for the period in comparison with the corresponding period in 2008.

2010 telephone costs will be reduced by £2.7 million through a restructuring of call handling resourcing.

HIGH ROLLERS

Losses from High Rollers were £2.8 million (2008: £9.0 million profit), taking the year to date profit figure for High Rollers to £55.6 million. High Rollers activity has been significant during the past two years but, as indicated in the past, future activity levels are unpredictable.

ADDITIONAL COST AND DEBT REDUCTION MEASURES

Since the interim results the Board has identified further savings, in addition to those stated above, as follows:

- an immediate salary freeze has been implemented across the Group until January 2011;

- Group capital expenditure in 2010 is expected to be less than £50 million; and

- the decision not to recommend payment of the 2009 final dividend.

DIVIDEND POLICY

Ladbrokes remains a highly cash generative business. Although the Board will not be recommending payment of a 2009 final dividend, following today's announcement of an equity capital raising, the Board intends to resume a progressive dividend policy, from the 2010 interim dividend onwards, with a target dividend cover of approximately 2.0 times underlying earnings excluding High Rollers thus ensuring that Shareholders continue to benefit from the strong cash flows and successful growth of the Group.

MATERIAL EVENTS, TRANSACTIONS AND FINANCIAL POSITION

There were no other material events or transactions that impacted the Group's financial position during the relevant period.

Net debt at 30 September was £995 million up from £962 million at 30 June 2009. This position was impacted by the £31.6 million interest payments in the quarter mainly relating to the bonds.

[1] Continuing operations

[2] Profit before tax, finance costs and non-trading items for continuing operations excluding High Rollers (Discontinued operations comprise: Italy retail and Paddington Casino)

Note: the figures in this trading update are unaudited.

Enquiries		
Brian Wallace Group Finance Director Tel: 0207 355 0340	Kate Elliott Head of Investor Relations	Ciaran O'Brien Head of Public Relations

FOR FURTHER INFORMATION ON LADBROKES PLC, PLEASE VISIT OUR CORPORATE WEBSITE AT WWW.LADBROKESPLC.COM. HIGH RESOLUTION IMAGES ARE AVAILABLE TO DOWNLOAD FROM THE MEDIA CENTRE SECTION UNDER THE HEADING 'IMAGE LIBRARY'.

END

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C. Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Vidacos Nominees Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 February 2009
6. Date on which issuer notified:	12 February 2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares	18,830,000	18,830,000	Below 3%		Below 3%		Below 3%
Ricky Sandler							
Ordinary Shares GB00B0ZSH635	18,830,000	18,830,000	Below 3%		Below 3%		Below 3%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
Eminence Capital, LLC	
Below 3%	Below 3%
Ricky C. Sandler	
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C. Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

FURTHER TO THE ANNOUNCEMENT BY LADBROKES PLC ("THE COMPANY") ON 8 OCTOBER 2009 REGARDING A RIGHTS ISSUE, THE DIRECTORS AND PDMRS OF THE COMPANY HAVE BEEN ALLOTTED THE FOLLOWING NEW ORDINARY SHARES IN NIL PAID FORM PURSUANT TO THE TERMS OF THE RIGHTS ISSUE (AND EACH DIRECTOR INTENDS TO TAKE UP HIS/HER ENTITLEMENT IN FULL):

	NO. OF ORDINARY SHARES OF 28⅓P EACH (HELD AS AT 7 OCTOBER 2009)*	NO. OF NEW ORDINARY SHARES IN NIL PAID FORM
DIRECTORS		
PETER ERSKINE	50,000	25,000
CHRISTOPHER BELL	454,387**	227,193
JOHN O'REILLY	223,184**	111,592
BRIAN WALLACE	39,353**	19,676
RICHARD AMES	5,748**	2,873
NICHOLAS JONES	55,000	27,500
HENRY STAUNTON	50,000	25,000
CHRISTOPHER RODRIGUES	1,764	882
JOHN JARVIS	10,000	5,000
C PIPPA WICKS	923	461
PDMRS		
MIKE O'KANE	69,035**	34,517
MICHAEL NOBLE	51,761**	25,880

* Record date for the Rights Issue

** Includes shares held under the Company's Share Incentive Plan

091014 rights issue

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C. Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Vidacos Nominees Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	8 October 2009
6. Date on which issuer notified:	12 October 2009
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	18,262,155	18,262,155	24,350,000		24,350,000		4.05%
Ricky Sandler							
Ordinary Shares GB00B0ZSH635	18,265,355	18,265,355	24,353,200		24,353,200		4.05%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	**% of voting rights**
Eminence Capital, LLC	
24,350,000	4.05%
Ricky C. Sandler	
24,353,200	4.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C. Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

FURTHER TO THE ANNOUNCEMENT BY LADBROKES PLC ("THE COMPANY") ON 8 OCTOBER 2009 REGARDING A RIGHTS ISSUE, THE DIRECTORS AND PDMRS OF THE COMPANY HAVE BEEN ALLOTTED THE FOLLOWING NEW ORDINARY SHARES IN NIL PAID FORM PURSUANT TO THE TERMS OF THE RIGHTS ISSUE (AND EACH DIRECTOR INTENDS TO TAKE UP HIS/HER ENTITLEMENT IN FULL):

	NO. OF ORDINARY SHARES OF 28⅓P EACH (HELD AS AT 7 OCTOBER 2009)*	NO. OF NEW ORDINARY SHARES IN NIL PAID FORM
DIRECTORS		
PETER ERSKINE	50,000	25,000
CHRISTOPHER BELL	454,387**	227,193
JOHN O'REILLY	223,184**	111,592
BRIAN WALLACE	39,353**	19,676
RICHARD AMES	5,748**	2,873
NICHOLAS JONES	55,000	27,500
HENRY STAUNTON	50,000	25,000
CHRISTOPHER RODRIGUES	1,764	882
JOHN JARVIS	10,000	5,000
C PIPPA WICKS	923	461
PDMRS		
MIKE O'KANE	69,035**	34,517
MICHAEL NOBLE	51,761**	25,880

* Record date for the Rights Issue

** Includes shares held under the Company's Share Incentive Plan

091014 rights issue